UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             USINTERNETWORKING, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   917 311 805

                                 (CUSIP Number)

                                  April 8, 1999

             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d - 1(b)
[x]      Rule 13d - 1(c)
 -
[_]      Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 917 311 805

(1)  Names of reporting persons....................     U S WEST, Inc. (formerly USW-C, Inc.)
I.R.S.  Identification Nos. of above persons (entities
only)....
------------------------------------------------------- -----------------------------------------------------
(2)  Check the appropriate box if a member of a group   (a)  [   ]
     (see instructions)                                 (b)  [   ]
------------------------------------------------------- -----------------------------------------------------
(3) SEC use only...................................
------------------------------------------------------- -----------------------------------------------------
(4) Citizenship or place of organization...........     Delaware
------------------------------------------------------- -----------------------------------------------------
Number of shares beneficially owned by each reporting
person with:
------------------------------------------------------- -----------------------------------------------------
     (5) Sole voting power.........................     4,788,927(*)
------------------------------------------------------- -----------------------------------------------------
     (6) Shared voting power.......................     0
------------------------------------------------------- -----------------------------------------------------
     (7) Sole dispositive power....................     4,788,927(*)
------------------------------------------------------- -----------------------------------------------------
     (8) Shared dispositive power..................     0
------------------------------------------------------- -----------------------------------------------------
(9)  Aggregate amount beneficially owned by each
     reporting person                                    4,788,927(*)
------------------------------------------------------- -----------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes
     certain shares (see instructions).
------------------------------------------------------- -----------------------------------------------------
(11) Percent of class represented by amount in Row (9)  7.78% (provided by issuer)
------------------------------------------------------- -----------------------------------------------------
(12) Type of reporting person (see                      CO
     instructions)
------------------------------------------------------- -----------------------------------------------------

<F1>
(*) The increased number of shares reported represents a 3 for 2 stock split authorized by the issuer.


Item 1.

         (a) Name of issuer:

                  USinternetworking, Inc. (the "Issuer").


         (b) Address of issuer's principal executive offices:

         .........One USI Plaza
         .........Annapolis, MD  21401-7478

Item 2.

         (a) Name of person filing:

         .........U S WEST, Inc.

         (b) Address or principal business office or, if none, residence:

         .........1801 California Street
         .........Denver, CO  80202

         (c) Citizenship:

         .........Delaware

         (d)  Title of class of securities:.

         .........Common Stock, par value
         .........$.001 per share

         (e)  CUSIP No.:...

         .........917 311 805

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

     (a)  [_] Broker of dealer registered under Section 15 of the Act (15 U.S.C.
          78o);

     (b)  [_] Bank as defined  in Section 3 (a) (6) of the Act (15 U.S.C.  78c);

     (c) [_] Insurance company as defined in Section 3 (a) (19) of the Act (15 U.S.C. 78c);

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  [_] An investment adviser in accordance with Section 240.13d- 1(b) (1)
          (ii)  (E);

     (f)  [_] An employee  benefit plan or  endowment  fund in  accordance  with
          Section  240.13d-1 (b) (1) (ii) (F);

     (g)  [_] A parent  holding  company or control  person in  accordance  with
          Section  240.13d-1 (b) (1) (ii) (G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c) (124) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with Section

Item 4.  Ownership

         (a)  Amount beneficially owned:    4,788,927

         (b)  Percent of class:             7.78% (provided by issuer)

         (c)  Number of shares as to which the person has:

              (i)     Sole power to vote or to direct the vote:  4,788,927

              (ii)    Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of: 4,788,927

              (iv)    Shared power to dispose or to direct the disposition
                      of:  0

Item 5.       Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                         U S WEST Communications, Inc.,
                   a wholly owned subsidiary of U S WEST, Inc.

Item 8.       Identification and Classification of Members of the Group.

         Not Applicable

Item 9.       Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2000

                                    U S WEST, INC.

                                        /s/  THOMAS O. MCGIMPSEY

                                    By____________________________________
                                    Name:  Thomas O. McGimpsey
                                    Title: Assistant Secretary